                                                                  Rule 424(b)(3)
                                                      Registration No. 333-21569

================================================================================
--------------------------------------------------------------------------------

PROSPECTUS SUPPLEMENT DATED JUNE 26, 1997
(to prospectus dated May 1, 1997 and prospectus supplement thereto dated May 29, 1997)

                           SPINNAKER INDUSTRIES, INC.
                      171,428 Shares, Class A Common Stock
                          180,962 Shares, Common Stock
               ___________________________________________________

     The 171,428 shares (the "Class A Shares") of Class A Common Stock, no par value (the "Class A Common Stock"), and the 180,962 shares (the "Common Shares") of Common Stock, no par value (the "Common Stock"), of Spinnaker Industries, Inc., a Delaware corporation (the "Company"), offered hereby are being sold by the Selling Stockholders (as defined). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Class A Shares or the Common Shares offered hereby.

     The Class A Shares and the Common Shares may be offered by the Selling Stockholders from time to time in open market transactions (which may include block transactions) or otherwise in the over-the-counter market through the Nasdaq National Market, SmallCap Market (the "SmallCap"), or in private transactions at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Class A Shares and the Common Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or purchasers of the Class A Shares and the Common Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealer acting in connection with the sale of the Class A Shares and the Common Shares offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the Class A Shares and the Common Shares by them, may be deemed to be underwriting commissions or discounts under the Act. The offering contemplated hereby will terminate as to the Class A Shares and the Common Shares upon the earlier to occur of (i) the sale of all the Class A Shares and the Common Shares by the Selling Stockholders or
(ii) July 17, 1999, pursuant to certain agreements to which the Company and each of the Selling Stockholders are parties. See "Selling Stockholders."

     The costs, expenses and fees incurred in connection with the registration of the Class A Shares and the Common Shares (excluding selling commissions and brokerage fees incurred by the Selling Stockholders) will be paid by the Company, which has also agreed to indemnify certain of the Selling Stockholders against certain liabilities, including liabilities under the Act.

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE PROSPECTUS DATED MAY 1, 1997, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL PURCHASERS OF THE CLASS A COMMON STOCK OR THE COMMON STOCK.
                                   ___________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   ___________

             The date of this Prospectus Supplement is June 26, 1997

            THE SECTION OF THE PROSPECTUS DATED MAY 1, 1997, ENTITLED "SELLING STOCKHOLDERS" HAS BEEN RESTATED IN ITS ENTIRETY AS FOLLOWS:

                              SELLING STOCKHOLDERS

     The table below sets forth the beneficial ownership of the Company's common stock by the persons selling shares of Class A Common Stock and Common Stock pursuant to this Prospectus (the "Selling Stockholders") at January 31, 1997, and after giving effect to the sale of the shares of Class A Common Stock and Common Stock offered hereby. Each of the persons named below has sole voting and investment power with respect to the shares of Class A Common Stock and Common Stock beneficially owned by him or it.

                                                                                                                PERCENTAGE OF
                                                                                                                 OUTSTANDING
                                               SHARES OWNED         SHARES              SHARES OWNED               SHARES
                                                BEFORE THE          OFFERED              AFTER THE               OWNED AFTER
                                                 OFFERING           HEREBY               OFFERING               THE OFFERING
                                            -----------------   ----------------    --------------------    ---------------------
                                            CLASS A             CLASS A              CLASS A                 CLASS A
                                            COMMON    COMMON    COMMON    COMMON    COMMON       COMMON      COMMON      COMMON
                                             STOCK     STOCK     STOCK     STOCK    STOCK(1)    STOCK(1)    STOCK(1)    STOCK (1)
                                            -------   -------   -------   -------   --------    --------    --------    ---------
Delaware Group Trend Fund, Inc. (2).....    164,428   164,428   164,428   164,428       -           -           -           -
Delaware Group Premium Fund, Inc.,
  for the Emerging Growth Series (2)....      7,000     7,000     7,000     7,000       -           -           -           -
Richard J. Boyle (3)....................          -       472         -       472       -           -           -           -
Michael L. George (3)...................          -       472         -       472       -           -           -           -
Lane T. Fleming (3).....................          -       472         -       472       -           -           -           -
Mark Matteson (3).......................          -       143         -       143       -           -           -           -
George Group Partners (3)...............          -       830         -       830       -           -           -           -
Mark Curcio (3).........................          -        47         -        47       -           -           -           -
James B. Fleming, Jr. (3)...............          -       358         -       358       -           -           -           -
Grant Wilkinson (3).....................          -        36         -        36       -           -           -           -
K.C. Caldabaugh (3).....................          -     3,379         -     3,379       -           -           -           -
Andrew Aarons (3).......................          -        36         -        36       -           -           -           -
Stuart Postle (3).......................          -        72         -        72       -           -           -           -
Richard T. Ray (3)......................          -       929         -       929       -           -           -           -
Christopher M. Beige (3)................          -       236         -       236       -           -           -           -
Arthur W. Smith, III (3)................          -        57         -        57       -           -           -           -
Joseph Sentendrey (3)...................          -        95         -        95       -           -           -           -
Ridgeville Community Church (4).........          -       900         -       900       -           -           -           -
West Virginia Wesleyan College (5)......          -     1,000               1,000

-------------------
(1) Assumes that all of the Class A Shares and the Common Shares offered hereby are sold.

(2) Acquired their shares of Class A Common Stock and Common Stock from Alco Standard Corporation ("Alco") in a private sale effected in July 1996. Alco had acquired the shares in connection with the repayment of a portion of outstanding indebtedness owed to Alco, which was incurred by the Company in connection with its acquisition of Central Products from Alco in September 1995.

(3) Former minority stockholders (the "Minority Stockholders") of Brown-Bridge Industries, Inc., a former majority owned subsidiary of the Company ("BBI"), who acquired their shares in connection with the merger (the "Merger") of BBI with and into Brown-Bridge, which was a newly-formed, wholly-owned subsidiary of the Company. These shareholders acquired their equity interest in BBI in connection with the Company's acquisition of BBI in September 1994, on the same terms and conditions as the Company.

(4) Acquired from Richard T. Ray, a Minority Stockholder, pursuant to a donation made on May 11, 1997.

(5) Acquired from K. C. Caldabaugh, a Minority Stockholder, pursuant to a donation made on May 21, 1997.

     The Company is registering the Class A Shares and the Common Shares owned by the Delaware Group Trend Fund, Inc., and Delaware Group Premium Fund, Inc., for the Emerging Growth Series pursuant to certain registration rights granted to them pursuant to a Registration Rights Agreement entered in connection with their purchase of the shares from Alco. The Minority Shareholders' shares of Common Stock are being registered pursuant to piggy-back registration rights granted to them by the Company in connection with the Merger. The offering of the Class A Shares and the Common Shares contemplated hereby will terminate on July 17, 1999, or such earlier date as all shares of Class A Common Stock and Common Stock offered hereby have been sold.


               END OF RESTATEMENT OF THE SECTION OF THE PROSPECTUS DATED MAY 1, 1997, ENTITLED "SELLING STOCKHOLDERS."

                           SPINNAKER INDUSTRIES, INC.
                      171,428 SHARES, CLASS A COMMON STOCK
                          180,962 SHARES, COMMON STOCK
                                   ___________

     The 171,428 shares (the "Class A Shares") of Class A Common Stock, no par value (the "Class A Common Stock"), and the 180,962 shares (the "Common Shares") of Common Stock, no par value (the "Common Stock"), of Spinnaker Industries, Inc., a Delaware corporation (the "Company"), offered hereby are being sold by the Selling Stockholders (as defined). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Class A Shares or the Common Shares offered hereby.

     The Class A Shares and the Common Shares may be offered by the Selling Stockholders from time to time in open market transactions (which may include block transactions) or otherwise in the over-the-counter market through the Nasdaq National Market, SmallCap Market (the "SmallCap"), or in private transactions at prices related to prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Class A Shares and the Common Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or purchasers of the Class A Shares and the Common Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and any broker-dealer acting in connection with the sale of the Class A Shares and the Common Shares offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the Class A Shares and the Common Shares by them, may be deemed to be underwriting commissions or discounts under the Act. The offering contemplated hereby will terminate as to the Class A Shares and the Common Shares upon the earlier to occur of (i) the sale of all the Class A Shares and the Common Shares by the Selling Stockholders or
(ii) July 17, 1999, pursuant to certain agreements to which the Company and each of the Selling Stockholders are parties. See "Selling Stockholders."

     The costs, expenses and fees incurred in connection with the registration of the Class A Shares and the Common Shares, which are estimated to be $17,378.17 (excluding selling commissions and brokerage fees incurred by the Selling Stockholders), will be paid by the Company, which has also agreed to indemnify certain of the Selling Stockholders against certain liabilities, including liabilities under the Act.

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL PURCHASERS OF THE CLASS A COMMON STOCK OR THE COMMON STOCK.

     The Class A Common Stock and the Common Stock are traded on the SmallCap under the symbols "SPNI-A" and "SPNI," respectively. The last reported sale prices of the Class A Common Stock and the Common Stock on the SmallCap on April 24, 1997 were $58 and $43 per share, respectively.

                                   ___________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   ___________

                   The date of this Prospectus is May 1, 1997.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10046. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material can be inspected at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Reports, proxy statements and other information concerning the Company can also be obtained electronically through a variety of databases, including among others, the Commission's Electronic Data Gathering, Analysis and Retrieval program, Knight-Ridder Information, Inc., Federal Filings/Dow Jones and Lexis/Nexis. Additionally, the Commission maintains a Website (at http://www.sec.gov) that contains such information regarding the Company.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

          1. the Company's Annual Report on Form 10-K for the year ended December 31, 1996, dated March 29, 1997, including all amendments thereto; and

          2. the descriptions of the Class A Common Stock and the Common Stock which are contained in the Company's latest registration statement filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Class A Shares and the Common Shares hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner of Class A Common Stock or Common Stock, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to Spinnaker Industries, Inc., 600 N. Pearl Street, Suite 2160, Dallas, Texas 75201, Attention: President (telephone (214) 855-0032).

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors in addition to the other information set forth in this Prospectus before making an investment in the Class A Shares or the Common Shares.

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE DEBT

     In connection with the acquisitions of its principal businesses, the Company and its subsidiaries have incurred significant indebtedness. The level of the Company's indebtedness could have important consequences to holders of the Class A Shares or the Common Shares, including: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and economic conditions generally. Certain of the Company's competitors currently operate on a less leveraged basis, and have significantly greater operating and financing flexibility than the Company.

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

     Pursuant to the offering of the Company's 10 3/4% Senior Secured Notes due 2006 (the "Notes"), the Company entered into an indenture, dated October 23, 1996 (the "Indenture"), by and between the Company, Brown-Bridge Industries, Inc. ("Brown-Bridge"), Central Products Company ("Central Products") and Entoleter, Inc., as guarantors (the "Guarantors"), and The Chase Manhattan Bank, as Trustee. The Indenture restricts, among other things, the Company's and the Guarantors' ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any senior indebtedness of the Company or senior indebtedness of a Guarantor and senior in right of payment to the Notes or the related guarantees, as the case may be, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. In addition, the Company entered into a new credit facility (the "New Credit Facility") concurrently with the initial offering of the Notes, which contains other restrictive covenants that will prohibit the Company from prepaying its other indebtedness (including the Notes). The New Credit Facility also requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the New Credit Facility and/or the Indenture. Upon the occurrence of an event of default under the New Credit Facility, the lenders could elect to declare all amounts outstanding under the New Credit Facility, together with accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. If the lenders under the New Credit Facility accelerate the payment of the indebtedness, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. The substantial majority of the assets of the Guarantors (consisting of accounts receivable, inventory and general intangibles (and certain related assets) and all proceeds thereof) has been pledged as security under the New Credit Facility.

MANAGEMENT OF GROWTH

     As a result of strategic acquisitions and internal growth, the Company's net sales have grown from $6.4 million in fiscal 1993 to $246.5 million in fiscal 1996; however, there can be no assurance as to the Company's future growth rates. As the Company's business develops and expands, the Company may need to implement enhanced operational and financial systems (some of which are already in the process of being implemented) and may require additional employees and management, operational and financial resources. There can be no assurance that the Company will be able to successfully implement and maintain such operational and financial systems or successfully obtain, integrate and utilize the required employees and management, operational and financial resources to manage a developing and expanding business. Failure to implement such systems successfully and use such resources effectively could have a material adverse effect on the Company. Furthermore, although the Company's growth strategy contemplates future acquisitions and other arrangements, there can be no assurance that such business opportunities will be available, or, if available, will be consummated.

LACK OF COMBINED OPERATING HISTORY

     The Company acquired its principal subsidiaries, Central Products and Brown-Bridge, in October 1995 and September 1994, respectively. Although each of the Company's principal businesses was an established company with a long operating history prior to its acquisition by the Company, these businesses have only been managed on a combined basis by the Company's present management for a relatively short period of time. There can be no assurance that such combined operations will be successful.

COMPETITION

     The Company competes with other national and regional manufacturers in many product segments. Certain of the Company's principal competitors are less highly-leveraged than the Company and have greater financial resources than the Company. As a result of the competitive environment in the markets in which the Company operates, the Company faces (and will continue to face) pressure on sales prices of its products. As a result of such pricing pressures, the Company may in the future experience reductions in the profit margins on its sales, or may be unable to pass future raw material price increases on to its customers (which would also reduce profit margins).

     Furthermore, the Company's principal competitors will be better able to withstand changes in conditions within the industries in which the Company operates and have significantly greater operating and financial flexibility than the Company. There can be no assurance that the Company will not encounter increased competition in the future, which could have a material adverse effect on the Company's business.

EXPOSURE TO FLUCTUATIONS IN RAW MATERIAL COSTS; PRESSURE ON MARGINS

     Raw materials are the most significant cost component in the Company's production process. Future increases in raw material pricing present a potential risk to the Company's gross profit margins to the extent that the Company is unable to pass along price increases to its customers on a timely basis.

SUPPLY AGREEMENTS

     The Company has entered into, and in the future expects to enter into, supply agreements with various customers. Pursuant to these agreements, the Company may agree to supply certain requirements of its customers. However, these agreements may not obligate the customers to purchase any given amount of product from the Company. Accordingly, notwithstanding the existence of certain supply agreements, the Company faces the risk that customers do not purchase the amounts expected by the Company pursuant to such supply agreements.

ENVIRONMENTAL REGULATIONS

     The Company is subject to environmental laws and regulations governing emissions to the air, discharges to waterways, and generation, handling, storage, transportation, treatment and disposal of waste materials. The Company is also subject to other federal and state laws and regulations regarding health and safety matters. Environmental laws and regulations are constantly evolving and it is impossible to predict the effect that these laws and regulations will have on the Company in the future. While the Company believes it is currently in substantial compliance with all such environmental laws and regulations, there can be no assurance that it will at all times be in complete compliance with all such requirements. In addition, although the Company believes that any noncompliance is unlikely to have a material adverse effect on the Company, it is possible that such noncompliance could have a material adverse effect on the Company. The Company has made and will continue to make capital expenditures to comply with environmental requirements. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from the Company's properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of the Company's properties, the Company may be held liable and the amount of such liability could be material.

CONTROLLING STOCKHOLDER

     At December 31, 1996, Lynch Manufacturing Corporation ("LMC") beneficially owned approximately 74% and 73% of the outstanding Class A Common Stock and the outstanding Common Stock, respectively (each on a fully diluted basis). By virtue of such stock ownership, LMC and its affiliates, including Lynch Corporation ("Lynch"), have the power to control all matters submitted to stockholders of the Company and to elect all directors of the Company and its subsidiaries. The interests of LMC and its affiliates may differ from the interests of other holders of the Common Stock and Class A Common Stock. On August 16, 1996, the Company effected a two-for-one stock split (the "Stock Split") on its then outstanding common stock, no par value (the "Old Stock"), whereby the outstanding shares of Old Stock were reclassified as shares of "Class A Common Stock" and each of the Company's stockholders of record on August 5, 1996, received, for each share of Old Stock held by such stockholder as of that date, one share of the newly authorized Common Stock. Each share of Common Stock has 1/10 the voting rights of a share of the Class A Common Stock. As a result of the Stock Split, Lynch has the ability to liquidate a substantial portion of its equity position in the Company without enduring a corresponding decrease in its voting power or control over the Company.

DEPENDENCE ON KEY PERSONNEL

     The Company's success will continue to depend to a significant extent on its executives and other key management personnel. In addition, the success of certain of the Company's acquisitions may depend, in part, on the Company's ability to retain management personnel of the acquired companies. There can be no assurance that the Company will be able to retain its executive officers and key personnel or attract additional qualified management in the future. The loss of Richard J. Boyle or Ned N. Fleming, III, the Chairman and Chief Executive Officer and President, respectively, of the Company, or other key personnel, could have a material adverse effect on the Company's business, prospects, financial condition or results of operations.

POTENTIAL LABOR DISPUTES

     Approximately 200 of the Company's hourly employees are covered by collective bargaining agreements that expire in 1998, and approximately 20 additional hourly employees are covered by a collective bargaining agreement that expires in April 1999. Although the Company believes that its relations with its employees are good and the Company has not experienced organized work stoppages or slowdowns, there can be no assurance that the Company will not experience work stoppages or slowdowns in the future. In addition, there can be no assurance that the Company's non-union facilities will not become subject to labor union organizational efforts.

POSSIBLE VOLATILITY OF STOCK PRICE

     Prices for the Class A Common Stock and the Common Stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for both the Class A Common Stock and the Common Stock, investor perception of the Company, and general economic and market conditions. Variations in the Company's operating results, general trends in the industry and other factors could cause the market price of the Class A Common Stock and the Common Stock to fluctuate significantly. In addition, general trends and developments in the industry, government regulation and other factors could have a significant impact on the price of the Class A Common Stock and the Common Stock. The stock market has, on occasion, experienced extreme price and volume fluctuations that have often particularly affected market prices for smaller companies and that often have been unrelated or disproportionate to the operating performance of the affected companies, and the price of either the Class A Common Stock and the Common Stock could be affected by such fluctuations.

                                   THE COMPANY

     The Company's principal offices are located at 600 N. Pearl Street, Suite 2160, Dallas, Texas 75201, Attention: President (telephone (214) 855-0032).

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The name, age and position(s) of each director and executive officer of the Company is as follows:

                                             PRINCIPAL POSITION
NAME                        AGE          AND OFFICES WITH THE COMPANY
----                        ---     ------------------------------------
Richard J. Boyle..........  62      Chairman and Chief Executive Officer
Ned N. Fleming, III.......  36             President and Director
Philip Wm. Colburn........  68                    Director
Robert E. Dolan...........  45                    Director
Frank E. Grzelecki........  59                    Director
Joseph P. Rhein...........  70                    Director
Anthonie C. van Ekris.....  62                    Director
K. C. Caldabaugh..........  50            President--Brown-Bridge
John R. Powers............  64          President--Central Products
Mark R. Matteson..........  33     Vice President, Corporate Development
James W. Toman............  45       Controller and Assistant Secretary

RICHARD J. BOYLE

     Mr. Boyle has been a director and Chairman and Chief Executive Officer of the Company since June 1994. He also has served as a Managing Director of BF since 1993. From 1990 to 1992, he was President and Chief Executive Officer of LTV Aerospace and Defense Company, a manufacturer of aircraft, missiles and specialty vehicles. He was Corporate Vice President, Marketing and Business Development of Honeywell Inc., a provider of products and systems for the industrial, building, space and marine markets from 1987 to 1990. Mr. Boyle is a director of Key Bank and several privately-held companies.

NED N. FLEMING, III

     Mr. Fleming became a member of the Board of Directors and President of the Company in June 1994. In addition, Mr. Fleming is a Managing Director of BF, a position he has held since 1993. From 1988 to 1993, he was an Associate at Cardinal Investment Company, Inc., an investment concern. Mr. Fleming serves on the board of directors of several privately-held companies.

PHILIP WM. COLBURN

     Mr. Colburn, elected to the Board of Directors of the Company in March 1996, has been the Chairman of The Allen Group, Inc. ("AGI") since 1992. From 1988 to 1992, Mr. Colburn was the Chief Executive Officer of AGI. Mr. Colburn is a director of AGI, Superior Industries International, Earl Scheib, Inc. and TransPro, Inc.

ROBERT E. DOLAN

     Mr. Dolan became a director of the Company in November 1995. Since
February 1992, he has been the Chief Financial Officer of Lynch, and he has been its Controller since May 1990. From 1984 to 1989, Mr. Dolan was the Corporate Controller of Plessy North America Corporation, which was formerly a United States subsidiary of a United Kingdom defense electronics and telecommunications company.

FRANK E. GRZELECKI

     Mr. Grzelecki has served as a director since January 23, 1997.
Mr. Grzelecki is President and Chief Operating Officer of Handy & Harman, a New York-based diversified manufacturer. Prior to being named President and Chief Operating officer in 1992, Mr. Grzelecki had served as Vice Chairman of the Handy & Harman board of directors for three years. Prior to joining Handy & Harman, Mr. Grzelecki was a management consultant. From 1984 until 1986, he was a Corporate Executive Vice President and a member of the board of directors of Beatrice Companies, Inc., where he also served as President of the Beatrice Consumer Products division. Mr. Grzelecki currently serves on the board of directors of Handy & Harman, The Morgan Group, Inc., Chartwell Re Corporation and Barnes Group, Inc.

JOSEPH P. RHEIN

     Mr. Rhein has served as director of the Company since 1992 and has been a business consultant since 1989. From 1969 to 1989, he was Vice President of Finance of SPS Technologies, Inc., a diversified world-wide manufacturing company.

ANTHONIE C. VAN EKRIS

     Mr. van Ekris has been a director of the Company since December 1995.
Mr. van Ekris is Chairman and Chief Executive Officer of Balmac International, Inc., a New York based importer of coffee and cocoa and exporter of refrigeration equipment, a position he has held since 1991. He also serves as a Director of Stahel (America), Inc., The Gabelli US Treasury Money Market Fund, Gabelli Gold Fund, Gabelli International Growth Fund, Inc., The Gabelli Growth Fund, The Gabelli Asset Fund, The Gabelli Convertible Securities Fund, Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli Global Telecommunications Fund, The Gabelli Global Convertible Securities Fund, The Gabelli Global Interactive Couch Potato Fund and The Gabelli Capital Asset Fund.

OTHER EXECUTIVE OFFICERS OF THE COMPANY

K. C. CALDABAUGH

     Mr. Caldabaugh has been the President of Brown-Bridge since September 1994. From 1987 to 1993, he served in various capacities (most recently as Senior Vice President and Chief Financial Officer) of LTV Corporation, a diversified manufacturing firm. From 1979 to 1987, he served as Senior Vice President and then Executive Vice President and Chief Financial Officer of The Charter Company, a diversified concern.

JOHN R. POWERS

     Mr. Powers joined Central Products in 1979 and has been its President since 1981. Mr. Powers currently serves on the Board of Directors of Wisconsin Paper Group and the First National Bank of Menasha.

MARK R. MATTESON

     Mr. Matteson became Vice President, Corporate Development of the Company in January 1995. During 1994, he was an Associate at BF. From 1992 to 1994,
Mr. Matteson was a Managing Associate at George Group, Incorporated, a corporate re-engineering consulting firm. From 1990 to 1992, Mr. Matteson attended graduate business school at Georgetown University where he earned a Masters degree in business administration.

JAMES W. TOMAN

     Mr. Toman has been Controller of the Company since January 1995. From 1991 to 1994, he was Chief Financial Officer of Entoleter, Inc. Mr. Toman served as the Controller of Oxford Health Plans, Inc. from 1988 until 1991, and, from 1986 to 1988, served as the Assistant Treasurer at Moore McCormack Resources, Inc.


                              SELLING STOCKHOLDERS

     The table below sets forth the beneficial ownership of the Company's common stock by the persons selling shares of Class A Common Stock and Common Stock pursuant to this Prospectus (the "Selling Stockholders") at January 31, 1997, and after giving effect to the sale of the shares of Class A Common Stock and Common Stock offered hereby. Each of the persons named below has sole voting and investment power with respect to the shares of Class A Common Stock and Common Stock beneficially owned by him or it.

                                                                                                                PERCENTAGE OF
                                                                                                                 OUTSTANDING
                                               SHARES OWNED         SHARES              SHARES OWNED               SHARES
                                                BEFORE THE          OFFERED              AFTER THE               OWNED AFTER
                                                 OFFERING           HEREBY               OFFERING               THE OFFERING
                                            -----------------   ----------------    --------------------    --------------------
                                            CLASS A             CLASS A              CLASS A                 CLASS A
                                            COMMON    COMMON    COMMON    COMMON    COMMON       COMMON      COMMON      COMMON
                                             STOCK     STOCK     STOCK     STOCK    STOCK(1)    STOCK(1)    STOCK(1)    STOCK(1)
                                            -------   -------   -------   -------   --------    --------    --------    --------
Delaware Group Trend Fund, Inc. (2).....    164,428   164,428   164,428   164,428       -           -           -           -
Delaware Group Premium Fund, Inc.,
  for the Emerging Growth Series (2)....      7,000     7,000     7,000     7,000       -           -           -           -
Richard J. Boyle (3)....................          -       472         -       472       -           -           -           -
Michael L. George (3)...................          -       472         -       472       -           -           -           -
Lane T. Fleming (3).....................          -       472         -       472       -           -           -           -
Mark Matteson (3).......................          -       143         -       143       -           -           -           -
George Group Partners (3)...............          -       830         -       830       -           -           -           -
Mark Curcio (3).........................          -        47         -        47       -           -           -           -
James B. Fleming, Jr. (3)...............          -       358         -       358       -           -           -           -
Grant Wilkinson (3).....................          -        36         -        36       -           -           -           -
K.C. Caldabaugh (3).....................          -     4,379         -     4,379       -           -           -           -
Andrew Aarons (3).......................          -        36         -        36       -           -           -           -
Stuart Postle (3).......................          -        72         -        72       -           -           -           -
Richard T. Ray (3)......................          -     1,829         -     1,829       -           -           -           -
Christopher M. Beige (3)................          -       236         -       236       -           -           -           -
Arthur W. Smith, III (3)................          -        57         -        57       -           -           -           -
Joseph Sentendrey (3)...................          -        95         -        95       -           -           -           -

-------------------
(1) Assumes that all of the Class A Shares and the Common Shares offered hereby are sold.

(2) Acquired their shares of Class A Common Stock and Common Stock from Alco Standard Corporation ("Alco") in a private sale effected in July 1996. Alco had acquired the shares in connection with the repayment of a portion of outstanding indebtedness owed to Alco, which was incurred by the Company in connection with its acquisition of Central Products from Alco in September 1995.

(3) Former minority stockholders (the "Minority Stockholders") of Brown-Bridge Industries, Inc., a former majority owned subsidiary of the Company ("BBI"), who acquired their shares in connection with the merger (the "Merger") of BBI with and into Brown-Bridge, which was a newly-formed, wholly-owned subsidiary of the Company. These shareholders acquired their equity interest in BBI in connection with the Company's acquisition of BBI in September 1994, on the same terms and conditions as the Company.

     The Company is registering the Class A Shares and the Common Shares owned by the Delaware Group Trend Fund, Inc., and Delaware Group Premium Fund, Inc., for the Emerging Growth Series pursuant to certain registration rights granted to them pursuant to a Registration Rights Agreement entered in connection with their purchase of the shares from Alco. The Minority Shareholders' shares of Common Stock are being registered pursuant to piggy-back registration rights granted to them by the Company in connection with the Merger. The offering of the Class A Shares and the Common Shares contemplated hereby will terminate on July 17, 1999, or such earlier date as all shares of Class A Common Stock and Common Stock offered hereby have been sold.


                                  LEGAL MATTERS

     The validity of the Class A Shares and the Common Shares offered hereby has been passed upon by Crouch & Hallett, L.L.P., Dallas, Texas.


                                     EXPERTS

     The consolidated financial statements and schedules of Spinnaker Industries, Inc. appearing in its Annual Report (Form 10-K) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, which report, as to the year 1995, is based in part on the report of Deloitte & Touche LLP, independent auditors. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP and Deloitte & Touche LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firms as experts in accounting and auditing.


















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